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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2000

                               HAVAS ADVERTISING
                (Translation of registrant's name into English)


                              84, rue de Villiers
                          92683 Levallois-Perret Cedex
                                     France
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]                    Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes  [ ]                                No [X]


     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   82-_______________
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                       INFORMATION FILED WITH THIS REPORT

          Attached hereto is a copy of the press release issued by the registrant on December 11, 2000 pursuant to Rule 135c under the Securities Act of 1933, as amended (Securities Act), in connection with the offer and sale of its convertible/exchangeable bonds. The bonds are being offered and sold outside the United States in reliance on Regulation S under the Securities Act. The registrant is a reporting company under the Securities Exchange Act of 1934, as amended (Exchange Act), and is filing this press release under cover of Form 6-K pursuant to Rule 135c(d) under the Securities Act.

          THE SECURITIES REFERENCED IN THE PRESS RELEASE ATTACHED HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE BENEFIT OF, U.S. PERSONS UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE. THERE WILL BE NO PUBLIC OFFERING OF THESE SECURITIES IN THE UNITED STATES.
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                     [HAVAS ADVERTISING LOGO APPEARS HERE]

Press Release
                          Havas Advertising Announces
          Offshore Placement of Approximately Euro 662 Million of its
                 OCEANE (Bonds Convertible and/or Exchangeable
                        into New and/or Existing Shares)

Levallois, France, December 11, 2000--Havas Advertising (Nasdaq: HADV) announced today that it had successfully placed with institutional investors outside the United States approximately Euro 662 million of its OCEANE (bonds convertible and/or exchangeable into new and/or existing shares). Havas Advertising also granted an over-allotment option for up to an additional Euro 47 million of the bonds. The non-institutional portion of the offering remains open to individuals outside of the United States through December 12, 2000. The total offering is not expected to exceed Euro 709 million.

The securities offered by Havas Advertising have not been registered under the Securities Act of 1933 or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons absent such registration or an applicable exemption from the registration requirements of those laws. There has been and will be no public offering of the securities in the United States.

Havas Advertising intends to use the proceeds from the placement to fund future growth of its four operating divisions, both organically and through future acquisitions, and to fund the planned refinancing of the debt of its subsidiary, Snyder Communications.

The bonds have a nominal value of Euro 21.60 per bond, which represents a 35 % premium over the recent market price of Havas Advertising shares on the Paris Bourse, and have a coupon rate of 1% per year, payable annually in arrears on January 1 of each year, beginning January 1, 2002 (pro rata temporis). The bonds are due on January 1, 2006 at a redemption price equal to Euro 25.44 (approximately 117.78 % of their nominal value), resulting in a gross yield at maturity of 4.25 %. At any time after December 22, 2000, each bond may be converted by the holder into one Havas Advertising share, which may, at Havas Advertising's option, be a newly-issued share, a treasury share, or a combination thereof. Under certain circumstances and conditions, all, but not less than all, of the outstanding bonds may be subject to early redemption by Havas Advertising between January 1, 2004 and December 31, 2005.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities.

Contacts :
Jacques Herail,                                 Alain Camon,
Tel : +33 (1).41.34.30.05                       Tel :+33 (1).41.34.30.51
e-mail: jacques.herail@havas-advertising.fr     e-mail:alain.camon@havas-advertising.fr

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      HAVAS ADVERTISING
                                      (Registrant)


Date:  December 12, 2000              By: /s/ Jacques Herail
                                          -----------------------------
                                          Name:  Jacques Herail
                                          Title: Director General